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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SORRENTO THERAPEUTICS, INC.
 (Name of Issuer)

Common Stock, par value $0.0001 per share
 (Title of Class of Securities)

74838 K 405
 (CUSIP Number)

Glenn L. Halpryn
c/o Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
Attention: David M. Seifer, Esq.
Telephone: 305-789-3200
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 30, 2013
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74838 K 405

1	NAMES OF REPORTING PERSONS Glenn L. Halpryn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

7	SOLE VOTING POWER
NUMBER OF	37,446

SHARES	8	SHARED VOTING POWER
OWNED BY	635,720

EACH	9	SOLE DISPOSITIVE POWER
PERSON	37,446

WITH	10	SHARED DISPOSITIVE POWER
635,720

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
673,166 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
(1)

Includes: (a) 635,720 shares of Common Stock held of record by Halpryn Group VI, LLC, a Florida limited liability company ("HGVI"), of which Mr. Halpryn is a member and the manager; (b) 37,446 shares of Common Stock held of record by Biscayne 4400 Partners, LLLP, a Florida limited liability limited partnership ("Biscayne"), the general partner of which is Biscayne 4400 Management, LLC, a Florida limited liability company (the "GP"), in which Mr. Halpryn serves as the manager; (c) 0 shares of Common Stock held of record by IVC Investors, LLLP, a Florida limited liability limited partnership ("IVC"), in which Mr. Halpryn has an interest; and (d) 0 shares of Common Stock held of record by Prine Intervest Limited, a British Virgin Islands entity ("Prine"), in which Mr. Halpryn serves as an officer and director. Mr. Halpryn disclaims beneficial ownership of the shares of Common Stock held by HGVI and Biscayne, except to the extent of his pecuniary interest therein.

CUSIP No. 74838 K 405

(2)

The percentage of beneficial ownership is based upon 21,678,353 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2013.

CUSIP No. 74838 K 405

1	NAMES OF REPORTING PERSONS Steven Jerry Glauser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

7	SOLE VOTING POWER
NUMBER OF	168,063

SHARES	8	SHARED VOTING POWER
OWNED BY	635,720 (1)

EACH	9	SOLE DISPOSITIVE POWER
PERSON	168,063

WITH	10	SHARED DISPOSITIVE POWER
635,720 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
803,783

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
(1)

Includes 635,720 shares of Common Stock held of record by HGVI, of which Mr. Glauser is a member. Mr. Glauser disclaims beneficial ownership of the shares of Common Stock held by HGVI, except to the extent of his pecuniary interest therein.

(2)

The percentage of beneficial ownership is based upon 21,678,353 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2013.

CUSIP No. 74838 K 405

1	NAMES OF REPORTING PERSONS Halpryn Group VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

7	SOLE VOTING POWER
NUMBER OF	0

SHARES	8	SHARED VOTING POWER
OWNED BY	635,720

EACH	9	SOLE DISPOSITIVE POWER
PERSON	0

WITH	10	SHARED DISPOSITIVE POWER
635,720

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
635,720

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO
(1)

The percentage of beneficial ownership is based upon 21,678,353 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2013.

CUSIP No. 74838 K 405

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 to Schedule 13D (this "Fourth Amendment") amends certain Items of the Schedule 13D filed by Glenn L. Halpryn and Steven Jerry Glauser with the Securities and Exchange Commission on June 23, 2008, as amended by Amendment No. 1 thereto filed on July 7, 2008 (the "First Amendment"), and as amended by Amendment No. 2 thereto filed on September 22, 2009 (the "Second Amendment"), and as amended by Amendment No. 3 thereto filed on April 25, 2013 (the "Third Amendment," and together with the First Amendment, the Second Amendment and the Third Amendment, collectively, the "Original 13D"), with respect to the Common Stock, par value $0.0001per share (the "Common Stock"), of QuikByte Software Inc., a Colorado corporation (now known as Sorrento Therapeutics, Inc., a Delaware corporation) (the "Issuer"), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Original 13D.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

(a) and (b) Mr. Halpryn, HGVI and Mr. Glauser may be deemed to beneficially own shares of Common Stock as set forth in the table below:

Name	Number of Shares of Common Stock Beneficially Owned	Sole or Shared Voting Power	Sole or Shared Dispositive Power	Percentage of Outstanding Shares of Common Stock (1)

Glenn L. Halpryn	37,446	sole	sole	*
	635,720	shared (2)	shared (2)	2.9%
TOTAL	673,166			3.1%

Steven Jerry Glauser	168,063	sole	sole	*
	635,720	shared (3)	shared (3)	2.9%
TOTAL	803,783			3.7%

Halpryn Group VI, LLC	635,720	shared	shared	2.9%

*	Less than 1.0%.
(1)

The percentage of beneficial ownership is based upon 21,678,353 shares of Common Stock outstanding as of November 8, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2013.

(2)

Includes: (a) 635,720 shares of Common Stock held of record by HGVI, of which Mr. Halpryn is a member and the manager; (b) 37,446 shares of Common Stock held of record by Biscayne, of which Mr. Halpryn serves as the manager of the GP; (c) 0 shares of Common Stock held of record by IVC, in which Mr. Halpryn has an interest; and (d) 0 shares of Common Stock held of record by Prine, in which Mr. Halpryn serves as an officer and director. Mr. Halpryn disclaims beneficial ownership of the shares of Common Stock held by HGVI and Biscayne, except to the extent of his pecuniary interest therein.

(3)

Includes 635,720 shares of Common Stock held of record by HGVI, of which Mr. Glauser is a member. Mr. Glauser disclaims beneficial ownership of the shares of Common Stock held by HGVI, except to the extent of his pecuniary interest therein.

CUSIP No. 74838 K 405

Items 7 through 10, including the footnotes thereto, set forth on each cover page to this Third Amendment are hereby incorporated into subsections (a) and (b) of this Item 5 by reference.

(c) Within the last 60 days:

Mr. Halpryn sold all of the remaining 43,667 shares of Common Stock held by him in open market transactions with prices per share ranging from $9.80 to $11.00 for aggregate proceeds of $451,080.

IVC sold all of the remaining 138,570 shares of Common Stock held by it in open market transactions with prices per share ranging from $9.20 to $11.10 for aggregate proceeds of $1,361,521.

Prine sold all of the remaining 95,823 shares of Common Stock held by it in open market transactions with prices per share ranging from $9.20 to $11.00 for aggregate proceeds of $932,661.

HGVI sold 51,650 of the shares of Common Stock held by it in open market transactions with prices per share ranging from $13.80 to $14.80 for aggregate proceeds of $734,596.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by each of Mr. Halpryn, HGVI and Mr. Glauser.

(e) On October 30, 2013, each of Mr. Halpryn, HGVI and Mr. Glauser ceased to beneficially own 5% or more of the Common Stock.

CUSIP No. 74838 K 405

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2014	/s/ Glenn L. Halpryn
Glenn L. Halpryn

Dated: March 11, 2014	/s/ Steven Jerry Glauser
Steven Jerry Glauser
Dated: March 11, 2014	Halpryn Group VI, LLC By: /s/ Glenn L. Halpryn
Name: Glenn L. Halpryn Title: Manager